EXHIBIT 99.1

Lakefront to Present at the 2026 Jefferies Global Healthcare Conference in London

Mechelen, Belgium; November 10, 2026, 22.01 CET; Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) today announced that the Company will host a fireside chat at the 2026 Jefferies Global Healthcare Conference in London at 2:00 pm GMT (9:00 am ET) on Tuesday, November 17, 2026.

A live webcast of the presentation will be accessible on the Investors page of the Company’s website at Webcasts & Events - Lakefront Biotherapeutics. A replay of the webcast will be available following the completion of the event and will be archived for up to 90 days.

About Lakefront Biotherapeutics
Lakefront Biotherapeutics is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical‑stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first‑in‑class and best-in-class BCMAxCD3 T‑cell engager for autoimmune diseases. Backed by deep deal‑making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high‑quality assets with clear potential to deliver meaningful patient impact and long‑term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations

Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Richie Livingston
+1 312 636 7072
richie.livingston@lakefrontbio.com

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” and “further,” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s plans to present at the 2026 Jefferies Global Healthcare Conference. Lakefront cautions the reader that forward-looking statements are based on its management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events or results to differ materially from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to, those risks and uncertainties that can be found in its filings and reports with the Securities and Exchange Commission (“SEC”), including in its most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this release. Lakefront expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.